EXHIBIT K
to the
Investment Advisory Agreement

BAIRD SHORT-TERM MUNICIPAL BOND FUND

For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of each of the above-named Funds, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.25% of the average daily net assets of each Fund.

The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.25% applied to the daily net assets of each Fund. The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

Executed as of this ___ day of ____________, 2015.

THE ADVISOR:

ROBERT W. BAIRD & CO. INCORPORATED

By:_____________________________________

THE CORPORATION:

BAIRD FUNDS, INC.

By:_____________________________________

14068367.1